Filed Pursuant to Rule 253(g)(2)

File No. 024-11033

BLOCKSTACK PBC

SUPPLEMENT NO. 5 DATED FEBRUARY 26, 2020

TO THE OFFERING CIRCULAR DATED JULY 11, 2019

This document supplements, and should be read in conjunction with, the offering circular of Blockstack PBC (“Blockstack,” or the “Company”) dated July 11, 2019 and filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 11, 2019 (the “Offering Circular”), the Supplement No. 1 to the Offering Circular dated August 22, 2019 and filed by the Company with the SEC on August 22, 2019, the Supplement No. 2 to the Offering Circular dated October 23, 2019 and filed by the Company with the SEC on October 24, 2019, the Supplement No. 3 to the Offering Circular dated November 1, 2019 and filed by the Company with the SEC on November 1, 2019, and the Supplement No. 4 to the Offering Circular dated February 10, 2020 and filed by the Company with the SEC on February 10, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

TERMINATION OF OUR OFFERING

On July 10, 2019, the SEC qualified the Company’s offering statement under Regulation A pursuant to which we offered up to 140,333,333 Stacks Tokens pursuant to our cash offering and up to 40,000,000 Stacks Tokens pursuant to our App Mining program. On October 18, 2019, the Company completed the sale of 74,976,266 Stacks Tokens sold for an aggregate of $15.4 million in the cash offering.

On February 10, 2020, Blockstack disclosed that it had determined to pause the App Mining program, as it reserved the right to do in the section of the Offering Circular captioned “Plan of Distribution,” following the distribution of the Stacks Tokens earned as rewards under the program during the month of February 2020, and that it anticipated terminating the offering of Stacks Tokens described in the Offering Circular at the time of that final distribution. On February 26, 2020, Blockstack distributed the Stacks Tokens earned as rewards for the month of February 2020, thus pausing the App Mining program. An aggregate of 10,138,561 Stacks Tokens were distributed throughout the term of the App Mining program. Blockstack has further determined that if the App Mining program is restarted at any future time, it will not be controlled by Blockstack and will not be made under the offering statement qualified on July 10, 2019, as amended, by the SEC under Regulation A, in which the Offering Circular is included.

As a result of the foregoing, as of February 26, 2020, the Company’s offering of Stacks Tokens described in the Offering Circular has been terminated.